UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

(Amendment No. 2)*

BioCardia, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

09060U408
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 09060U408

(1)	NAME OF REPORTING PERSON OPKO Health, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
2,237,099 *
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
2,237,099 *
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,237,099 *
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%
(12)	TYPE OF REPORTING PERSON CO

* See Item 4 below.

Schedule 13G
CUSIP No. 09060U408

ITEM 1(a). NAME OF ISSUER:
BioCardia, Inc.
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

125 Shoreway Road, Suite B
San Carlos, CA 94070
ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

(a)	Name of Person filing: OPKO Health, Inc. (“OPKO”)

(b)	Address of Principal Business Office: 4400 Biscayne Blvd., Miami, FL 33137

(c)	Citizenship: Delaware
ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Shares, par value $0.001 per share
ITEM 2(e). CUSIP NUMBER: 09060U408
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company, in accordance with Rule 13d- 1(b(ii)(G);

(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Schedule 13G
CUSIP No. 09060U408

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:
2,237,099*
(b)     Percent of class: 5.8%*
(c)     Number of shares as to which such person has:
(i)    sole power to vote or to direct the vote:
2,237,099*
(ii)    shared power to vote or to direct the vote: 0
(iii)    sole power to dispose or to direct the disposition of:
2,237,099*
(iv)    shared power to dispose or to direct the disposition of: 0

*
This includes (i) 2,021,064 shares of Common Stock, and (ii) 216,035 shares of Common Stock underlying vested stock options, representing 5.8% of the voting power of the Issuer’s securities in the aggregate, based on 38,277,908 issued and outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2018 with the Securities and Exchange Commission. This number does not include securities owned by Frost Gamma Investment Trust (“FGIT”), an affiliate of Phillip Frost, MD (“Dr. Frost”), OPKO’s Chairman and Chief Executive Officer. FGIT holds 12,875,318 shares of Common Stock and warrants to purchase 1,000,000 shares of Common Stock. Dr. Frost is the sole trustee of FGIT. OPKO disclaims beneficial ownership of the securities of the Issuer beneficially owned by Dr. Frost.

In connection with undertakings made to the Securities and Exchange Commission, as part of a previously announced settlement, we are evaluating all of our strategic minority investments and reporting under Section 13(d) of the Exchange Act. In connection with this evaluation, we may make additional or amended filings pursuant to Section 13(d) and/or Section 13(g) of the Exchange Act reflecting group membership.

 ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A
ITEM 9. NOTICE OF DISSOLUTION OF GROUP: N/A
ITEM 10. CERTIFICATION.

Schedule 13G
CUSIP No. 09060U408

The Reporting Person hereby makes the following certification:
By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G
CUSIP No. 09060U408

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2019	/s/ Kate Inman
OPKO Health, Inc.
By: Kate Inman, General Counsel, Secretary